CULLEN INVESTMENT GROUP, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-42121

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cullen Investment Group, LTD

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1404 South College Road
(No. and Street)

Lafayette	LA	70503
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David C. Bordes	(337) 237-8000	DBORDES@GMAIL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

9/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David C. Bordes _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cullen Investment Group, LTD _____, as of 12/31 _____, 2 023 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _David C. Bordes_

Title: President

Notary Public _Stephen L Nickel, Bar Roll #25805_

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CULLEN INVESTMENT GROUP, LTD.

CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholders' and
Board of Directors of
Cullen Investment Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cullen Investment Group, Ltd. (the Company) as of December 31, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2020.

March 29, 2024

CULLEN INVESTMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	65,974
Cash and cash equivalents on deposit with clearing organization, restricted		26,740
Investment in securities, unrestricted		625,082
Accounts receivable		2,162
Due from broker		210
Prepaid expenses		17,608
Property and equipment, net of accumulated depreciation of $46,266		23,780
Intangible assets, net of accumulated amortization of $338,800		387,200
Total assets	$	1,148,756

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable		5,242
Accrued expenses		146,449
Total liabilities		151,691
Stockholders' equity		
Common stock, 200,000 shares authorized		
100,000 shares outstanding, no par value		10,000
Additional paid-in capital		745,774
Retained earnings		241,291
Total stockholders' equity		997,065
Total liabilities and stockholders' equity	$	1,148,756

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Operations
For the Year Ended December 31, 2023

Revenues		
Investment advisory fees	$	3,388,953
Commissions		37,758
Distribution fees		39,307
Trading income (loss)		28,656
Dividend income		5,112
Interest income		2,738
Other income		564
Total Revenues		3,503,088
Expenses		
Employee compensation		898,200
General and administrative		346,607
Clearing cost		9,990
Occupancy		59,676
Total Expenses		1,314,473
Net Income	$	2,188,615

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 31, 2022	100,000	$ 10,000	$ 745,774	$ 452,676	$ 1,208,450
Distributions	-	-	-	(2,400,000)	(2,400,000)
Net Income	-	-	-	2,188,615	2,188,615
Balances at December 31, 2023	100,000	$ 10,000	$ 745,774	$ 241,291	$ 997,065

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities		
Net income	$	2,188,615
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation and amortization		56,158
Unrealized gain (loss) on investment securities, net		(28,656)
Change in assets and liabilities:		
Deposits with clearing organization		(1,223)
Increase in securities, unrestricted		(332,889)
Decrease in accounts receivable		2,690
Increase in prepaid expenses		(863)
Change in amounts due to/from broker		(740)
Increase in accounts payable		723
Increase in accrued expenses		19,896
Net cash provided by operating activities		1,903,711
Cash flows from investing activities		
Purchases of property and equipment		(12,722)
Net cash used in investing activities		(12,722)
Cash flows from financing activities		
Distributions to stockholders		(2,400,000)
Net cash used in financing activities		(2,400,000)
Net decrease in cash, cash equivalents, and restricted cash		(509,011)
Cash, cash equivalents, and restricted cash at beginning of year		601,725
Cash, cash equivalents, and restricted cash at end of year	$	92,714
Cash, cash equivalents, and restricted cash by category within the		
Statement of Financial Position:		
Cash	$	65,974
Cash and cash equivalents on deposit with clearing organization, restricted		26,740
	$	92,714

Supplemental Disclosure of Cash Flow Information

Cash paid (received) during the year for:		
Interest	$	(2,738)
Taxes		2,497
Net cash paid during the year	$	(241)

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Cullen Investment Group, Ltd. (the Company) was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of paragraph k(2)(ii) of the Securities and Exchange Commission Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority and is registered as a securities dealer with the State of Louisiana. The Company's customers are principally located in Lafayette, Louisiana and the surrounding area.

Cash and Cash Equivalents
Cash consists of deposits with banks and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents that are not segregated and deposited for regulatory purposes. Restricted cash and cash equivalents consist of amounts on deposit held by the Company's clearing broker required per the terms of the agreement (see Note 6).

Investments in Securities
Proprietary trading securities are recorded at fair value on the trade date, as if they had settled. Realized gains and losses arising from sales of securities transactions are recorded on a trade date basis. Net appreciation (depreciation) on trading securities are recorded as unrealized gains and losses on investments held during the year.

Accounts Receivable
Commissions receivable and receivables from broker dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for credit losses based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Current Expected Credit Losses (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Depreciation is calculated on the straight-line method at rates intended to depreciate the costs of the related assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of their respective leases. Depreciation charged to operations amounted to $7,758 for the year ended December 31, 2023.

Major categories of property and equipment at December 31, 2023 are as follows:

Furniture & Fixtures	$ 13,437
Equipment	55,609
Leasehold Improvements	1,000
	70,046
Less: Accumulated Depreciation	(46,266)
	$ 23,780

Intangible Asset

The Company amortizes its customer relationship intangible on the straight-line method over 15 years unless a shorter useful life is more appropriate. The intangible asset is reviewed annually for impairment or when events or circumstances indicate that its carrying amount may not be recoverable. No impairment was recorded in 2023.

Receivable/Payable to Clearing Broker Firm

Receivables/payables to broker-dealers and clearing organizations are generally paid in full in the month following their accrual. These amounts are potentially subject to offset against the Company's clearing deposit amounts in the event the amount is uncollectible by the clearing organization.

Income Taxes

The Company has elected S corporation status effective October 1, 2004. Earnings and losses after that date are included in the personal income tax returns of the stockholders. Therefore, no provision or liability for federal income taxes has been included in the financial statements. At December 31, 2023, the Company had no uncertain tax positions.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company has operating leases for office space with related parties. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable, otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar

CULLEN INVESTMENT GROUP, LTD.
Notes to Financial Statements
December 31, 2023

Note 1 - Summary of Significant Accounting Policies (Continued)

Leases (Continued)
terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term lease on a straight-line basis over the lease term.

New Accounting Pronouncements
The Company adopted Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, on January 1, 2023. The ASU introduces the Current Expected Credit Loss ("CECL") model which replaced the current incurred loss model used for recognizing impairment provisions. The CECL impairment accounting framework requires management to recognize lifetime expected credit losses associated with financial assets and certain off-balance sheet credit exposures that are measured at amortized cost upon initial recognition, taking into account relevant information about past events, current conditions and reasonable and supportable information around forecasted economic conditions. The ASU does not apply to financial instruments measured at fair value. As of the date of adoption, January 1, 2023, for certain financial assets at amortized cost, such as accounts receivable from customers and receivables from brokers, most trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. The amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period due to the daily settlement convention and therefore the Company has applied the practical expedient related to zero expected credit losses due to the liquid nature of the financial instrument and based on the minimal credit risk of default. The Company continually reviews the credit quality of its counterparties and where appropriate, may request additional collateral or liquidate collateral in the event of a default. The adoption of this ASU did not have an impact on the Company's financial statements.

Note 2 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily

Note 2 - Fair Value Measurements (Continued)

available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2023, the application of valuation techniques applied to similar assets and liabilities has been consistent.

	Total	Level 1	Level 2	Level 3
Assets				
Unrestricted:				
U.S. Equity Securities	$ 213,996	$ 213,996	$ -	$ -
Money Market Funds	411,086	411,086	-	-
Total	$ 625,082	$ 625,082	$ -	$ -

U.S. Equity Securities- Equity Securities are valued at the closing price reported on the active market on which the individual securities are traded.

Money Market Funds – Money Market Funds consist of mutual funds that invest in highly liquid U.S. Government Treasury Bonds or cash and cash equivalents.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of approximately $525,458 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Intangible Assets

In connection with a merger in 2017, the Company assigned $726,000 to intangible assets attributable to the customer database from SR Newco. Related amortization expense and accumulated amortization for the year ended December 31, 2023 was $48,400 and $338,800, respectively. The estimated future amortization expense for each of the next five years is $48,400. The Company has evaluated its intangible asset and no impairment was identified as of December 31, 2023.

Note 5 - Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Contract assets are recognized as receivables from customers and receivables from clearing broker on the accompanying statement of financial condition. The Company had contract assets of $2,371 consisting of accounts receivable and amounts due from broker as of December 31, 2023 and $4,842 consisting of accounts receivable as of the beginning of the year. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as due to broker on the accompanying statement of financial condition. Contract liabilities outstanding were $-0- as of December 31, 2023 and $530 consisting of amounts due to broker as of the beginning of the year.

Note 5 - Revenue Recognition (Continued)

Revenues from Contracts with Customers		
Investment Advisory Fees	$	3,388,953
Commissions and Distribution Fees		77,065
Total Revenues from Contracts with Customers		3,466,018
Other Sources of Revenue		
Unrealized Gain (Loss) on Investment Securities, Net		28,656
Dividend Income		5,112
Interest Income		2,738
Miscellaneous Income		564
Total Revenues from Other Sources		37,070
Total Revenue	$	3,503,088

Note 6 - Agreement with Clearing Organization

The Company has an agreement with a clearing broker. The terms of the agreement with the clearing organization include that the Company is required to maintain compensating balances of $25,000. At December 31, 2023, $26,740 of investments is restricted for that purpose.

	Receivable	Payable
Receivable/Payable from Clearing Organization	$ 210	$ -
Deposits Held by Clearing Organization	26,740	-
Total	$ 26,950	$ -

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2023, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Related Party Transactions

The Company leased office space from related parties on an annual basis. For the lease term January 2023 to December 2023, rent expense paid to Red Drum Investments and Cullen Properties totaled $13,476 and $46,200, respectively, for the year ended December 31, 2023. The Company did not have outstanding balances to the related parties as of December 31, 2023.

Note 9 - Retirement Plan

The Company maintains a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $152,563 for the year ended December 31, 2023. The Company contributed at an average rate of 22% of total compensation for the year ended December 31, 2023.

Note 10 – Evaluation of Subsequent Events

FASB ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 21, 2024, the date of the filing of this report. There have been no material subsequent events that occurred during such period that require disclosure in this report.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2023

Schedule I

<u>CULLEN INVESTMENT GROUP, LTD.</u>
<u>Computation of Net Capital Under Rule 15c3-1 of</u>
<u>the Securities and Exchange Commission</u>
<u>As of December 31, 2023</u>

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$	997,065
Add:		
Other deductions of allowable credits		-
Total capital and allowable subordinated liabilities		997,065
Deductions and/or charges		
Property and equipment		(23,780)
Accounts receivable		(2,162)
Prepaid expenses		(17,608)
Intangible assets		(387,200)
Net capital before haircuts on securities positions		566,315
Haircuts on securities (computed, where applicable,		(40,857)
pursuant to Rule 15c3-1(f))		
Net Capital	$	525,458

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable		5,242
Accrued expenses		146,449
Total aggregate indebtedness	$	151,691

Schedule I (Continued)

CULLEN INVESTMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of toal aggregate indebtedness)	$	10,113
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement (greater of above two minimum requirement amounts)	$	100,000
Net capital in excess of required minimum	$	425,458
Ratio: Aggregate indebtedness to net capital		0.29 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II & III

<u>CULLEN INVESTMENT GROUP, LTD.</u>
<u>Computation for Determination of Reserve</u>
<u>Requirements and Information Relating to Possession</u>
<u>or Control Requirements Under Rule 15c3-3 of</u>
<u>the Securities and Exchange Commission</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."
.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2023



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholders' and
Board of Directors of
Cullen Investment Group, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Cullen Investment Group, Ltd. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) investment advisory services (2) acting as a mutual fund retailer on an application or fully-disclosed basis throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) investment advisory services (2) acting as a mutual fund retailer on an application or fully-disclosed basis and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
March 29, 2024

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998



1404 SOUTH COLLEGE ROAD
POST OFFICE BOX 53669
LAFAYETTE, LA 70505-3669
(337) 237-8000
(800) 533-8319
FAX: (337) 237-8057
www.cullenonline.com

Cullen Investment Group, Ltd. Exemption Report

Cullen Investment Group, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) investment advisory services (2) acting as a mutual fund retailer on an application or fully-disclosed basis.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, David Bordes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Date of Report: March 11, 2024

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2023



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholders' and
Board of Directors of
Cullen Investment Group, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Cullen Investment Group, Ltd. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company, LLC

Dallas, Texas
March 29, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME CULLEN INVESTMENT GROUP LTD

SEC No. 8-36372

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 3,503,087.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 3,503,087.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 9,382.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 9,393.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.	$ 28,656.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 47,431.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 3,455,656.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 5,183.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2023 SIPC-6 or 6A		$ 2,503.58	
11	a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 2,503.58		
	d	Add lines 11a through 11c		$ 2,503.58	
12		**LESSER** of line 10 or 11d.			$ 2,503.58
13	a	Amount from line 8		$ 5,183.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 2,503.58	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 2,679.42
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 2,679.42
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-36372	DEA: FINRA	2023	Dec

MEMBER NAME CULLEN INVESTMENT GROUP LTD
MAILING ADDRESS P O BOX 53669
LAFAYETTE, LA 70505-3669
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CULLEN INVESTMENT GROUP LTD
(Name of SIPC Member)

DAVID CULLEN BORDES
(Authorized Signatory)

1/26/2024
(Date)

cullen@cullenonline.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



Thank you for your payments

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 5717, in the amount of $2,679.42 on or the next business day after 01/26/2024. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Reference #
B2402661195768

Payment Date

01/26/2024

SEC Registration No.

8-36372

Member Name

CULLEN INVESTMENT GROUP LTD

Email Receipt to

cullen@cullenonline.com

Payment Type

Direct Payment

Device Type

Web

Additional Comments

Routing Number
****0171

Bank

HANCOCK WHITNEY BANK

Name on Account

CULLEN INVESTMENT GROUP LTD

Payment Method

Business checking ***5717

Status

Pending

Total Payment Amount

$2,679.42